SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE SELLS MTS COMMON SHARES

Montréal, Québec, September 23, 2004 – BCE Inc. (BCE) today announced that, based on preliminary information released by Manitoba Telecom Services Inc. (MTS), it expects that approximately 7.5 million of its MTS common shares will be purchased by MTS at $43.00 per share under the terms and conditions of MTS’ substantial issuer bid which expired on September 21, 2004.

In addition, BCE also announced today the sale, through the facilities of the Toronto Stock Exchange, of 6 million of its MTS common shares at a price of $42.65 per share.

Following these transactions, BCE will hold approximately 150,000 MTS common shares and its equity interest in MTS will decrease from 15.96% to approximately 0.2%. Total proceeds from these transactions amount to approximately $578 million.

These transactions are consistent with BCE’s previously announced intention to dispose of its interest in MTS.

About BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

-- 30 --

For further information:

France Poulin Communications (514) 786-8033 Web Site: www.bce.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: September 23, 2004